SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number

0-20355

Costco 401(k) Retirement Plan

999 Lake Drive

Issaquah, Washington 98027

(full title and address of plan)

Costco Wholesale Corporation

999 Lake Drive

Issaquah, Washington 98027

(Name of issuer and address of principal executive offices of issuer)

COSTCO 401(K) RETIREMENT PLAN

Financial Statements and Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

COSTCO 401(K) RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Benefits Committee

Costco 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Costco 401(k) Retirement Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seattle, Washington

June 25, 2007

COSTCO 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value:
Registered investment company and common commingled trust funds:
American Growth Fund of America	$73,989,565	$54,332,203
American New Perspective Fund	66,405,351	47,018,472
Davis New York Venture Fund	89,220,592	68,974,236
Julius Baer International Equity Fund	90,959,668	47,808,646
T. Rowe Price Small-Cap Stock Fund	112,074,648	93,802,211
T. Rowe Price Spectrum Income Fund	165,739,932	146,614,320
T. Rowe Price Mid-Cap Growth Fund	287,608,889	256,821,292
T. Rowe Price Retirement Income Fund	3,014,404	1,571,183
T. Rowe Price Retirement 2005 Fund	3,420,590	1,499,739
T. Rowe Price Retirement 2010 Fund	15,949,349	7,963,661
T. Rowe Price Retirement 2015 Fund	15,824,668	7,399,333
T. Rowe Price Retirement 2020 Fund	30,518,469	13,979,846
T. Rowe Price Retirement 2025 Fund	26,591,000	12,860,388
T. Rowe Price Retirement 2030 Fund	27,909,552	12,787,396
T. Rowe Price Retirement 2035 Fund	17,575,149	7,077,096
T. Rowe Price Retirement 2040 Fund	28,290,016	10,863,475
T. Rowe Price Retirement 2045 Fund	11,841,414	1,457,917
T. Rowe Price Equity Index Trust Fund	115,761,251	94,532,917
T. Rowe Price Stable Value Fund	547,677,536	511,975,451
Vanguard Asset Allocation Fund	59,841,720	45,292,574
Costco Wholesale Corporation common stock	835,788,881	751,045,782
Participant loans	150,639,422	125,035,722

Total investments	2,776,642,066	2,320,713,860

Cash	501,304	2,843,352

Contributions receivable:
Employee	6,871,329	—
Employer	136,770,735	119,250,485

Net assets available for benefits, at fair value	2,920,785,434	2,442,807,697

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:	4,695,100	4,308,153

Net assets available for benefits	$2,925,480,534	$2,447,115,850

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Net investment income:
Net appreciation in fair value of investments:
Registered investment company funds	$57,149,809	$40,901,450
Costco Wholesale Corporation common stock	52,410,648	20,189,564
Common commingled trust fund	15,411,455	1,531,403
Interest	9,859,823	7,428,016
Dividends	90,738,884	62,016,996

Total net investment income	225,570,619	132,067,429

Contributions to the Plan:
Employee	186,884,154	161,351,897
Employer	167,063,289	146,349,886

Total contributions	353,947,443	307,701,783

Distributions to participants	(101,153,378)	(86,320,033)

Net increase in net assets available for benefits	478,364,684	353,449,179
Net assets available for benefits, beginning of year	2,447,115,850	2,093,666,671

Net assets available for benefits, end of year	$2,925,480,534	$2,447,115,850

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Participants in the Plan are employees of Costco Wholesale Corporation (the “Company”).

The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(a)	Eligibility

The Plan allows certain employees over 18 years of age to make salary deferral contributions and receive matching contributions commencing the first day of the month following the completion of 90 days of employment. Participants are eligible for the Company’s discretionary contribution after completion of one year of service, 1,000 hours worked in the previous 12 months, and attaining the age of 18.

(b)	Employee Contributions

Each year, participants may contribute from 1% to 50% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

All eligible employees hired after January 1, 2005, are automatically enrolled in the Plan at a contribution rate of 3% unless the employee elects otherwise. Commencing October 20, 2006, employees hired before January 1, 2005 who were still employed by the Company on September 1, 2006, are subject to these auto enrollment provisions unless the employee elects otherwise.

(c)	Employer Contributions

All Company contributions are made in cash, and invested in accordance with investment selections made by participants. If no selection has been made, the contribution is defaulted to the age appropriate Retirement Date Fund. Employer Contributions are allocated based on an employee’s classification as either a 1) California Union Employee, or 2) an Other than California Union Employee.

(1)	California Union Employees

The Company matches 50% of the employee’s contribution, up to a maximum employer matching contribution of $250 per year.

The Company also makes a contribution to all eligible plan participants employed on the last day of the plan year based upon straight time hours worked during the plan year, up to a maximum of 80 hours per pay period (bi-weekly). Based on years of service, this contribution in 2006 ranged from $0.05 to $0.30 per hour, totaling $2.6 million and $2.5 million for 2006 and 2005, respectively.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(2)	Other than California Union Employees

The Company matches 50% of the employee’s contribution, up to a maximum employer matching contribution of $500 per year.

The Company may also contribute a discretionary amount to the account of each participant who is employed by the Company on the last day of the plan year. For the years ended December 31, 2006 and 2005, the discretionary contribution ranged from 3% to 9% of compensation based on years of service and was approved for the years ended December 31, 2006 and 2005, totaling $135.8 million and $119.2 million, respectively.

(d)	Participants’ Accounts

Participants’ accounts are valued on a daily basis based on quoted market prices or, in the case of the Index Fund, the quoted market prices of the underlying securities. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer-match and discretionary contributions is based on years of service, according to the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

(f)	Forfeitures

Forfeitures are used to reduce future employee contributions or pay administrative expenses. There were no unallocated forfeitures as of December 31, 2006 and 2005 after consideration of forfeitures used to reduce the employer discretionary contributions funded subsequent to each year. During 2006 and 2005 forfeitures totaling $3.1 million, and $2.5 million were used to reduce employer contributions or pay administrative expenses. Forfeitures without benefit of investment gains or losses can be restored to a participant’s account if, within five years, the participant is re-employed by the Company and repays the full dollar amount distributed because of the termination.

(g)	Investment Options

Upon enrollment in the Plan, a participant may direct the account balance into any of the investment options listed on the Statements of Net Assets Available for Plan Benefits. Participants may change their investment options and transfer amounts between funds daily. T. Rowe Price is the trustee for

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

all investments, serves as investment manager for certain registered investment company and common commingled trust funds, and provides recordkeeping of all participant accounts. Amounts may be temporarily invested in a cash account prior to investment in Costco Wholesale Corporation common stock.

Effective February 1, 2005, the Retirement Funds were added as an investment option and the age appropriate Retirement Fund was established as the new default investment option. The Plan also added the Julius Baer International Equity Fund Class A as a replacement fund for the T. Rowe Price International Stock Fund.

Effective March 31, 2005, the T. Rowe Price International Stock Fund was removed from the investment options.

Effective November 11, 2005, the Plan added the T. Rowe Price Equity Index Trust Fund, a common commingled trust fund, as a replacement fund for the T. Rowe Price Equity Index 500 Fund, a registered investment company fund.

Dividends on the Company’s stock are reinvested in the Company’s stock unless a distribution is requested by the participant. During the years ended December 31, 2006 and 2005, dividends totaling approximately $53,000 and $32,000 respectively, were distributed to participants. A participant may direct the Trustee as to the manner in which the Company’s stock allocated to the participant’s account shall be voted.

(h)	Distributions

Upon termination of employment, total disability, or death, the vested interest in a participant’s account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a six-month period.

(i)	Participant Loans

A participant may borrow the lesser of $50,000 or 45% of his or her vested account balance, calculated using the participant’s pre-tax contribution, rollover, Company matching and Company discretionary contribution amounts. Only the participant’s pre-tax contribution, rollover, and Company matching amounts may be borrowed against, with a minimum loan of $1,000. Loans are payable through payroll deductions over a period ranging up to 180 months, depending on the purpose of the loan. The interest rate is determined by the plan administrator based on Bank of America prime rate on the last day of the prior calendar quarter in which the loan was made, plus 1% for a primary residence loan and prime rate plus 2% for a standard loan. The rates at December 31, 2006 and 2005 ranged from 5% to 11.5%. The loans have various maturity dates, through October 2021.

(j)	Plan Administrator

The Plan is administered by the Benefits Committee, which is appointed by the Board of Directors of the Company.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(k)	Administrative Expenses

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are netted against net investment income.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements is done in conformity with U.S. generally accepted accounting principles.

(c)	Investment Valuation and Income Recognition

Registered investment company funds and Company common stock are stated at fair value and valued based on quoted market prices. The T. Rowe Price Equity Index Trust Fund is a common commingled trust fund stated at fair value and valued daily based on the quoted market prices of the underlying securities. Participant loans are valued at cost, which approximates fair value. Cash is valued at cost.

The T. Rowe Price Stable Value Fund is a common commingled trust fund investing primarily in guaranteed investment contracts (GICs) and synthetic GICs. The GICs are fully benefit responsive and are recorded at contract value, which approximates fair value. A benefit-responsive investment contract is a contract between an insurance company, a bank, a financial institution, or any financially responsible entity and a plan that provides for a stated return on principal invested over a specified period and that permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the plan. Participant withdrawals from the plan are required to be at contract value. The effective yield and crediting rate of the fund was 4.33% and 4.1% for the years ended December 31, 2006 and 2005, respectively. Contract value is equal to principal balance plus accrued interest. The fair value of the GICs are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the change in the fair value of assets from one period to the next, and realized gains and losses.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The Plan invests in Company common stock and various registered investment company and common commingled trust funds which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the requirements of the collective bargaining agreement with the International Brotherhood of Teamsters in California. In the event of plan termination, participants will become 100% vested in their accounts.

(4)	Tax Status

The IRS has informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan was amended subsequent to receiving a determination letter. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRS.

(5)	Party-in-Interest Transactions

Certain plan investments are shares of registered investment company funds and common commingled trust fund managed by T. Rowe Price. T. Rowe Price is the trustee and recordkeeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in Company common stock and therefore these transactions qualify as party-in-interest transactions.

(6)	Subsequent Events

Effective June 1, 2007, the Plan’s investment options include the Vanguard Asset Allocation Adm, Davis NY Venture Y and Julius Baer International Equity I funds, replacing respectively the Vanguard Asset Allocation, Davis NY Venture A and Julius Baer International Equity A funds.

Also, effective June 1, 2007, on an active participant’s employment anniversary date and each anniversary date thereafter, the percentage deferred into the 401(k) will automatically increase by one percentage point to a maximum of a 15% deferral. Employees may choose to opt out of this program, and will have other flexibility related to maximum deferrals and the timing of when the automatic increase occurs.

Schedule I

COSTCO 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Registered investment company and common commingled trust funds:
American Funds	Growth Fund of America	$73,989,565
American Funds	New Perspective Fund	66,405,351
Davis Funds	New York Venture Fund	89,220,592
Julius Baer	International Equity Fund	90,959,668
* T. Rowe Price	Small-Cap Stock Fund	112,074,648
* T. Rowe Price	Spectrum Income Fund	165,739,932
* T. Rowe Price	Mid-Cap Growth Fund	287,608,889
* T. Rowe Price	Retirement Income Fund	3,014,404
* T. Rowe Price	Retirement 2005 Fund	3,420,590
* T. Rowe Price	Retirement 2010 Fund	15,949,349
* T. Rowe Price	Retirement 2015 Fund	15,824,668
* T. Rowe Price	Retirement 2020 Fund	30,518,469
* T. Rowe Price	Retirement 2025 Fund	26,591,000
* T. Rowe Price	Retirement 2030 Fund	27,909,552
* T. Rowe Price	Retirement 2035 Fund	17,575,149
* T. Rowe Price	Retirement 2040 Fund	28,290,016
* T. Rowe Price	Retirement 2045 Fund	11,841,414
* T. Rowe Price	Equity Index Trust Fund	115,761,251
* T. Rowe Price	Stable Value Fund	552,372,636
Vanguard	Asset Allocation Fund	59,841,720
Common stock
* Costco Wholesale Corporation	Common stock	835,788,881
Loans
* Various Participants	Participant loans, with interest rates of 5% to 11.5% maturing through October 2021	150,639,422

		$2,781,337,166

* Indicates a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Costco 401(k) Retirement Plan

Date:	June 25, 2007	By:	/s/ JOHN MATTHEWS
John Matthews Senior Vice President Costco Wholesale Corporation